VF 3-25-05



05040351

STATES
IANGE COMMISSION
D.C. 20549

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SEC FILE NUMBER
8-37407

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NM'. RDSC, LLC

FN'.

Reynolds DeWitt Securities Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.



RECEIVED
MAR 0 1 2005
185
SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis B. DeTemple, President — 513-621-2875
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Decosimo and Company, PLLC
(Name - *If individual, state: last, first, middle name*)

Chemed Center - Suite 2200, 255 East Fifth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(ZIP Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, Louis B. DeTemple, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reynolds DeWitt Securities Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

President
Title

[signature]
Notary Public

TERRY R. MYRICK
Notary Public, State of Ohio
My Commission Expires Sept. 21, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, LLC
Chemed Center - Suite 2200
Cincinnati, Ohio 45202
www.decosimo.com

REPORT OF INDEPENDENT ACCOUNTANTS

Management Board and Member
Reynolds DeWitt Securities Company, LLC
Cincinnati, Ohio

We have audited the accompanying statements of financial condition of Reynolds DeWitt Securities Company, LLC as of December 31, 2004 and 2003, and the related statements of income, member's equity and cash flows for each of the three years ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds DeWitt Securities Company, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Decosimo and Company, LLC

Cincinnati, Ohio
January 27, 2005

REYNOLDS DEWITT SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and Cash Equivalents	$ 433,617	$ 412,257
Receivables	64,258	44,543
Equipment and Furniture, net of accumulated depreciation of $50,542 for 2004 and $47,954 for 2003	-	2,588
TOTAL ASSETS	$ 497,875	$ 459,388
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$ 79,854	$ 61,227
MEMBER'S EQUITY	418,021	398,161
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 497,875	$ 459,388

The accompanying notes are an integral part of the financial statements.

REYNOLDS DEWITT SECURITIES COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the company are as follows:

DESCRIPTION OF BUSINESS - Reynolds DeWitt Securities Company, LLC, an Ohio limited liability company, operates as a registered securities broker and dealer. The company does not carry security accounts for customers or perform custodial functions relating to customer securities and clears all transactions through a clearing service. The company's offices are located in Cincinnati, Ohio and the company transacts business on the world markets for clients principally in the midwestern and southeastern United States.

The company is a wholly-owned subsidiary of Sena Weller Rohs Williams Inc.

CASH AND CASH EQUIVALENTS - The company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

Depreciation is provided using the accelerated method over the estimated useful lives of the depreciable assets.

REVENUES - The company records commission revenue and expense arising from securities transactions on a settlement date basis, generally the third business day following the transaction date, except option transactions which settle in one day.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The company has elected to be taxed as a limited liability company under the provisions of Section 7701 of the Internal Revenue Code. The company's sole member is liable for its proportionate share of the company's federal and state taxable income. Therefore, no provision or liability for federal and state income taxes is reflected in these financial statements. The provision for income taxes consists solely of city income taxes.

NOTE 2 - LIMITED LIABILITY CORPORATION FORMATION

RDSC, LLC was formed on July 16, 2001, with Sena Weller Rohs Williams Inc. as its sole member. On September 1, 2001, Sena Weller Rohs Williams Inc. transferred all of the assets and liabilities associated with its operations as a broker and dealer in securities to RDSC, LLC. This transfer was recorded at the carrying amount of the parent company.

On June 30, 2003, RDSC, LLC changed its name to Reynolds DeWitt Securities Company, LLC.

NOTE 3 - RELATED PARTY TRANSACTIONS

Sena Weller Rohs Williams, LLC (SWRW, LLC), a wholly-owned subsidiary of Sena Weller Rohs Williams Inc., shares office space with the company and pays substantially all expenses of the company. The company reimburses SWRW, LLC for its share of all expenses on a monthly basis. These expenses included $49,246, $49,246 and $45,796 in rent expense for the year ended December 31, 2004, 2003 and 2002, respectively, that was paid to another company under common control. Additionally, the company paid management fees to SWRW, LLC of $123,117 for 2003. Accounts payable as of December 31, 2004 and 2003, included $79,854 and $61,227, respectively, payable to SWRW, LLC.

SWRW, LLC is a registered investment advisor and its portfolio managers place certain securities trades on behalf of their customers through Reynolds DeWitt Securities Company, LLC. These trades made up approximately 73%, 71% and 73% of the commission income for Reynolds DeWitt Securities Company, LLC for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The company's net capital requirement was $50,000 as of December 31, 2004 and 2003, and its defined net capital and net capital ratio were $405,372 and 0.20 to 1 at December 31, 2004 and $383,328 and 0.16 to 1 at December 31, 2003.

There were no liabilities subordinated to claims of creditors as of December 31, 2004 and 2003, or during each of the three years ended December 31, 2004.